INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

May 31, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Bridgehampton Value Strategies Fund (the “Fund”)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 17, 2013, regarding Post-Effective Amendment No. 338 to the Registrant’s Form N-1A registration statement with respect to the Bridgehampton Value Strategies Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 361 to Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses of the Fund

1.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in footnote 3 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response: The Registrant has included a copy of the fee waiver agreement with the Fund’s investment advisor, Bridgehampton Capital Management, LLC (the “Advisor”), as Exhibit (h)(4) to the Amendment.  The Registrant confirms that the term of the contractual waiver is at least one year.

2.  Footnote 2 states that “Other expenses have been estimated for the current fiscal year”.  Please use the actual expenses since the underlying Fund is already in existence.  Please also confirm that the dividend and interest expenses on short sales are included in “Other expenses”.  In addition, please add acquired fund fees and expenses (“AFFE”) in the Fees and Expenses Table given the Fund’s disclosure that it may invest in other investment companies.

Response:  “Other expenses” are estimated for the current fiscal year because there are currently no Class C shares outstanding.  In addition, Class I shares of the Fund, which are the only class of shares of the Fund outstanding, have different expenses than Class C shares such that “Other expenses” would differ between the two classes.  Therefore, the Registrant believes that showing the expenses of the Class I shares of the Fund in the Fees and Expenses Table of the Class C shares would not be appropriate.  The Registrant confirms that “Other expenses” includes estimated dividend and interest expenses on short sales.  The estimated AFFE is less than one basis point.  Therefore the estimated AFFE has not been separately disclosed in the Fees and Expenses Table.

Principal Investment Strategies

3.  The last sentence in the first paragraph states that “The Advisor seeks risk-adjusted returns for the Fund that are favorable compared to the S&P 500 Index”.  Please replace “are favorable compared to” with “exceed the returns of” to be consistent with the Fund’s investment objective.

Response:  The sentence has been updated as follows: “The Advisor seeks risk-adjusted returns for the Fund that exceed the returns of the S&P 500 Index”.

4.  The Fund’s investment objective states that the Fund seeks higher returns and lower volatility than the S&P 500 Index.  Please provide a disclosure about how the Fund intends to achieve lower volatility than the S&P 500 Index.

Response: The Registrant has added the following disclosure in the “Principal Investment Strategies” section: “The Advisor uses a combination of equity, fixed income and hedging strategies to achieve lower volatility than the S&P 500 Index.  In normal times, fixed income instruments have lower volatility than equities and imperfect correlation with equities.  The Advisor believes that generally using short positions that are very highly correlated with the corresponding long position to hedge against its long positions may lower volatility”.

Performance

5.  Please clarify that the 2012 performance information shown in the bar chart and performance table is partially that of a predecessor fund.

Response: The Registrant has revised the disclosure under “Performance” as follows: “For the relevant periods, the bar chart and the performance table below reflect the performance of the Predecessor Account prior to the commencement of the operations of the Fund’s Class I Shares on June 29, 2012.”

6.  In the response letter to these comments, please provide(1) information about the background and purpose of the creation of the Predecessor Account, (ii) confirmation that the Predecessor Account transferred substantially all of its assets into the Fund, and (iii) confirmation that the Predecessor Account would have been able to comply with the restrictions imposed by Subchapter M of the Internal Revenue Code of 1986.

Response:  The Predecessor Account was created on October 2006 for purposes entirely unrelated to the establishment of a performance record.  The Predecessor Account had approximately 40 investors immediately prior to its transfer of substantially all of its assets into Class I shares of the Fund. The Predecessor Account’s objectives, policies, guidelines and restrictions are, in all material respects, equivalent to those of the Fund.  The Registrant confirms that the Predecessor Account transferred substantially all of its assets into Class I shares of the Fund.  The Registrant also confirms that the Predecessor Account would have been able to comply with the restrictions imposed by Subchapter M of the Internal Revenue Code of 1986.

Tax Information

7.  Please delete or move the statement “The Fund will report items of income, return of capital and gain or loss to you through Form 1099” from the Summary section as this is not required under Item 7 of Form N1-A.

Response:  The Registrant has deleted the statement as requested.

Principal Risks

8.  “Asset Segregation Risk”.  Please confirm that the Fund will not be writing swaps on transactions requiring segregation of assets equal to the contracts’ notional value.

Response:  The Registrant has obtained representation from the Advisor that the Fund currently does not intent to write swap transactions requiring segregation of assets based on notional value.

9.  “Foreign Exchange Risk”. The second paragraph states that “The Fund may utilize currency forward contracts and options….”  Please clarify whether the term “utilize” also includes writing forwards or options on foreign currency contracts, which would require the Fund to segregate assets equal to the notional value of the contracts.

Response:  The Registrant notes that the Advisor no longer expects to invest in foreign currency transactions.  Therefore, the referenced section and disclosure have been deleted.

Portfolio Holdings Information

10.  Please correct the date of the Statement of Additional Information (“SAI”).

Response:  The Registrant has corrected the date of the SAI.

Fund Expenses

11.  Please confirm that the term of the contractual waiver agreement is at least one year from the date of the Prospectus.

Response:  The Registrant confirms that the term of the contractual waiver is at least one year from the date of the Prospectus.

Share Price

12.  The second paragraph states that “The Fund’s NAV is typically calculated as of the close of regular trading…”  Please delete the term “typically”.

Response:  The Registrant has deleted the term “typically” as requested.

13.  Please state the method that the Fund typically uses to value Fund shares before using fair value pricing.

Response:  The Registrant has added the following statement to the beginning of the third paragraph: “The Fund’s securities generally are valued at market price.  Securities will be valued at fair value when market quotations are not readily available.”

Class C Shares

14.  The first paragraph states that “Under the Plan, a distribution….”  Please revise the statement as follows: “Under the 12b-1 Plan, a distribution….”

Response:  The Registrant has removed the first paragraph under this section because the 12b-1 Plan is fully described under the section entitled “Distribution and Service Plan” on page 19 of the Prospectus.

15.  Please disclose the contingent deferred sales charge (“CDSC”) as a percentage of offering price and net amount invested in a table format pursuant to Item 12(a)(1) of Form N-1A.

Response:  The Registrant notes that Item 12(a)(1) of Form N-1A refers to a “front-end sales load” with break points, which are typically characteristic of Class A shares of a fund. The Registrant believes that a table is not necessary because the Fund does not offer Class A shares and only offers Class C shares with a 1.00% flat CDSC (not a sales load with breakpoints).

Class C Shares Purchase Programs

16.  Pursuant to Item 12(a)(5) of Form N-1A, please state that the Fund will make deferred sales load information available on the Fund’s website.  If such information is not available on the Fund’s website, please state the reason(s).

Response:  The following disclosure has been added “Information on sales charges can also be found on the Fund’s website at www.bridgehamptonfund.com, or obtained by calling the Fund at (855) 226-4600 or consulting with your financial advisor.”

Distribution and Services Plan

17.  The first paragraph states that “Under the Plan, the Fund pays to the Distributor distribution fees in connection with the sale and distribution of the Fund’s Class C shares and/or administrative service fees in connection with the provision of ongoing services to shareholders of each such Class and the maintenance of shareholder accounts.”  Please replace “each such Class” with “Class C”.

Response:  The Registrant has revised the disclosure as requested.

General Transaction Policies

18.  In the second bullet point, please clarify that shareholders can still redeem through other means if telephone redemption is not available.

Response:  The Registrant has revised the disclosure as follows: “refuse, change, discontinue, or temporary suspend account services, including purchase or telephone redemption privileges (if redemption by telephone is not available, you may send your redemption order to the Fund via regular or overnight delivery), for any reason;”

Federal Income Tax Consequences

19.  Pursuant to Item 11(f)(i) of Form N-1A, please disclose tax consequences to shareholders on exchanging shares of the Fund.

Response:  The Registrant has added the following disclosure to the end of the second paragraph: “If you exchange shares of the Fund for shares of another fund, the exchange will be treated as a sale of the Fund’s shares and any gain on the transaction may be subject to federal income tax.”

Financial Highlights

20.  Please include the Fund’s existing share class financial highlights from its semi-annual report.

Response:  The Prospectus relates to Class C shares of the Fund only.  Class C shares of the Fund have different expenses than the Class I shares of the Fund, which shares are offered through a separate Prospectus.  Therefore, the financial highlights information for Class I shares have not been included in this Prospectus.

In addition, Item 13(a) of Form N-1A states that financial highlights information included in the Prospectus in response to such Item be “audited for at least the latest 5 years…”  The Fund has not yet completed a full fiscal year of operations. Therefore, no audited financial information is currently available for the Fund for inclusion in the Prospectus in accordance with Item 13(a) of Form N-1A.  For clarify, the Registrant has revised the disclosure in this section as follows: “The Fund has not yet reached the end of its first full fiscal year as of the date of this Prospectus and therefore no audited financial information is available”.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Foreign Currency Transaction

21.  The last paragraph in this section states that the “Fund will conduct its purchases and sales of forward contracts and writing of related options transactions in accordance with the foregoing”.  Please disclose that the Fund will segregate assets equal to the notional amount when writing options and forward contracts on foreign currencies.

Response:  The Registrant notes that the Advisor no longer expects to invest in foreign currency transactions.  Therefore, the referenced section and disclosure have been deleted.

Temporary Investment

22.  Please verify that the “Temporary Investment” disclosures are consistent with the temporary defensive position disclosures on page 3 of the Prospectus.

Response: The Registrant has revised the “Temporary Investment” disclosure in the SAI to correspond to the temporary defensive position disclosures in the Prospectus.

Compensation

23.  Please disclose the three highest paid officers of the Fund pursuant to Item 17(c) of Form N-1A.

Response:  The officers of the Trust are not compensated by the Fund.  The Registrant has added the following clarifying disclosure: “Officers of the Trust are not compensated for their services by the Fund”.

Additional Information Concerning the Board and the Trustees

24.  Pursuant to Item 17(b)(2)(iii) of Form N-1A, please disclose the number of committee meetings held during the last fiscal year.

Response:  The Registrant has revised the disclosure under this paragraph to include the number of committee meetings held during the last fiscal year with respect to the Fund.

Control Persons, Principal Shareholders, and Management Ownership

25.  Please include code of ethics disclosures pursuant to Item 17(e) of Form N-1A.

Response:  The Registrant notes that the code of ethics disclosure is included under the section titled “General Information” on page B-46 of the SAI.

Compensation

26.  Please revise portfolio manager compensation disclosure in accordance with Instructions 3 to Item 20(b) of Form N-1A.

Response:  The Registrant has revised the disclosure as follows:

“The Portfolio Manager is paid a base salary.  The Portfolio Manager has an equity position in the Advisor, which manages other entities than the mutual fund, including two entities with strategies differing from that of the mutual fund that pay both success-based (incentive allocation) compensation and management fees to the Advisor.  The Portfolio Manager is the majority owner of the Advisor and under current and historical practice would receive a pro-rata share profits after payment of all salaries (including his own) and bonuses to employees of the Advisor, based on revenues aggregated across all revenue sources.  To date, the Portfolio Manager has not been paid a bonus.”

Ownership of the Fund by Portfolio Manager

27.  Please disclose the portfolio manager’s ownership in dollar range in a table format pursuant to Item 20(c) of Form N-1A.

Response:  The Registrant has revised the disclosure to state the dollar range in a table format.

Portfolio Holdings Information

28. In the second paragraph on page B-33, please clarify the term “effective date” in the last sentence or use a different term.

Response:  The Registrant has revised the sentence to clarify that portfolio holding information provided will have at least a five day lag as follows:

“….the Fund may make publicly available its portfolio holdings by posting such information to its public website or by making such information available to any person who calls the Fund’s toll-free number at 1-855-226-4600, with a five day lag (e.g., information as of January 31 may be made available no earlier than February 5).”

Shareholder In-Kind Distributions

29. Please indicate whether there is a provision in the confidentiality agreement with the shareholder to not trade based on the non-public portfolio holding information received.

Response:  The Registrant has added the following statement to the last sentence of the paragraph: “… and not to trade portfolio securities based on the non-public holding information.”

Purchase and Redemption of Fund Shares

30. The second paragraph under this section states that “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders; or (iv) to ensure a recent purchase made by check clears”.

Item (iv) above does not conform to Section 22(e) of the Investment Company Act of 1940, as amended.  Please revise item (iv) to clarify that the redemption request will only be postponed.

Response:  The statement has been revised to: “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted;  (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; or (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders.  In addition, if you purchase shares using a check and request a redemption before the check has cleared, the Fund may postpone payment of your redemption proceeds up to 15 days while the Fund waits for the check to clear.”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/Sardjono Kadiman
Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer